[redacted]

UNITEDS
SECURITIESANDEXCH
Washington, I

11016061

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

SEC FILE NUMBER
8- 44118

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taglich Brothers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

790 New York Avenue, Suite 209
(No. and Street)

Huntington	New York	11743
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael N. Taglich (631) 757-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert F. Taglich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taglich Brothers, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAGLICH BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2010

TAGLICH BROTHERS, INC.
INDEX
December 31, 2010

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Taglich Brothers, Inc.

We have audited the accompanying statement of financial condition of Taglich Brothers, Inc. (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Taglich Brothers, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
February 21, 2011

TAGLICH BROTHERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

ASSETS		
Cash and Cash Equivalents	$	18,330
Due from Clearing Brokers		321,395
Securities, at Fair Value		651,183
Accounts Receivable, less Allowance for Uncollectibles of $4,000		20,022
Note Receivable		229,969
Prepaid Expenses and Other Assets		23,801
TOTAL ASSETS	$	1,264,700

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable and Accrued Expenses	$	106,759
Client Advances - Financial Research		21,750
TOTAL LIABILITIES		128,509
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common Stock, no par value, $1 stated value, 200 shares authorized, 130 shares issued and 95 shares outstanding		130
Additional Paid-In Capital		844,277
Retained Earnings		391,464
Treasury Stock, 35 shares held at cost		(99,680)
TOTAL STOCKHOLDERS' EQUITY		1,136,191
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,264,700

See accompanying notes to financial statements.

Note 1 – Organization:

Taglich Brothers, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with the SEC under the Investment Advisors Act of 1940. The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities and engaging in investment banking services. It operates out of an office in Huntington, New York and a branch office in Manhattan, New York.

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company considers money market accounts meeting such criteria to be cash equivalents.

Valuation of Portfolio Investments:

The Company has adopted the fair value measurement accounting standard. Under the fair value measurement, various inputs are used in determining the value of the Company's investments. These inputs are summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical securities.
- Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company values Level 1 securities owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets are valued at their last reported "bid" price. Unrealized changes in fair value are recognized in the period in which the change occurs. Securities owned and securities sold short consist primarily of equity securities.

The Company values Level 2 securities for which there is no ready market at fair value as determined by management. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Unrealized changes in market value are recognized in the period in which the change occurs. Securities owned at fair value consist primarily of restricted equity securities and warrants.

Note 2 – Significant Accounting Policies (continued):

Receivables:

The Company carries its receivables at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

Revenue Recognition:

Securities transactions and the related revenues and expenses are recorded on a trade date basis. Investment banking revenues arise from security offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recorded as earned, in accordance with the terms of the investment banking agreements. Investment banking services rendered for non-cash consideration are not recognized unless collectability is reasonably assured. Revenue from other fees and services is recorded when earned. Website research revenues arise from clients who want their company to be researched and featured on the Company's website. Website research revenues are recorded when earned.

Income Taxes:

The Company is not liable for federal or most state income taxes as the stockholders have elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the Company's stockholders are generally liable for taxes on corporate income and receive the benefit from the corporate loss; however, the Company is subject to New York City franchise business tax. When such taxes are based on income, or a measurement related to income, they are reported as provision for income taxes.

The Company follows the uncertainty in income taxes standard. The Company does not have any unrecognized tax benefits. The Company also evaluated its tax positions as of December 31, 2010 and reached the same conclusion.

Derivative Instruments:

The Company adopted guidance which requires entities that use derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit risk related contingent features contained within derivatives. This guidance also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of GAAP have been applied, and the impact that hedges have on an entity's financial position, financial performance and cash flows.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Significant Accounting Policies (continued):

Recent Accounting Pronouncement

No other recent accounting pronouncements, either already adopted or not yet effective are applicable to the Company.

Note 3 – Regulatory Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or 6 and 2/3% of aggregate indebtedness. As of December 31, 2010, the Company had net capital of $555,653, which exceeded its requirement by $455,653. As of December 31, 2010 the ratio of aggregate indebtedness to net capital was 0.23:1.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) as the Company clears all transactions on a fully disclosed basis through its clearing firm.

Note 4 – Off-Balance Sheet Risk:

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customer's money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain form carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.

Note 5 – Concentrations of Credit Risk:

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balance in an interest bearing deposit account which is insured by the Federal Deposit Insurance Corporation. During the course of the year the Company's cash balance at times exceeded the FDIC insurance limit of $250,000; the Company does not believe that the cash balance in excess of that limit bears any significant risk of loss or forfeiture.

Note 6 – Securities, at Fair Value:

A schedule of the investments is as follows:

Level 1 security	$595,177
Level 2 security	56,006
Total	$651,183

Note 7 – Related Party Transactions:

The Company pays a monthly administrative management fee to an affiliated corporation. The management fee includes a charge for occupancy of office space, equipment rental, and other administrative expenses. Administrative management fees of $102,747 and rental fees of $72,600 were incurred during the year ended December 31, 2010.

The Company received monthly monitoring fees of approximately $296,179 during the year ended December 31, 2010 related to certain investment banking transactions in which the officers or certain employees of the Company are either shareholders or directors of the companies for which funds were raised.

Note 8 – Derivative Instruments:

In connection with their investment banking business the Company receives warrants to purchase their banking customers' capital stock. These warrants are valued using the Black-Sholes method and this amount is included in revenue. The Company either retains these warrants in their own account or distributes them to their bankers/employees for the services they perform on the underwriting transaction. The value of the warrants distributed is recorded as compensation expense. For 2010 the amount of warrants included in revenue and in compensation expense was $347,143.

Note 9 – Accounts Receivable:

Accounts receivable arise in connection with the Company's Website research business or their investment banking business and are carried at cost. As of December 31, 2010 the receivable balance was $20,022, net of an allowance for doubtful accounts of $4,000.

Note 10 – Note Receivable:

In connection with their investment banking business, the Company received a note for $221,171 from a customer. The note requires payment of interest only at 12% per annum, due on the first day of the last month of each calendar quarter until maturity on July 11, 2011. The fourth quarter interest payment of $8,798 has been accrued and added to the note balance and was received in January 2011.

Note 11– Concentrations

Revenue from one customer approximated $562,500 or approximately 12% of total revenue in 2010. There was no accounts receivable balance due from this customer at December 31, 2010.

Note 12 – Profit Sharing Plan:

The Company has a profit sharing plan covering all of its employees who have completed six months of service. The plan allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company does not make matching contributions.

Note 13 – Subsequent Events:

The Company has evaluated subsequent events through February 21, 2011, which is the date the financial statements were available to be issued.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022